SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 11 June 2014

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1 Voting rights attached to shares– Article 12(1) of directive 2004/109/EC Financial instruments – Article 11(3) of the Commission Directive 2007/14/EC

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
The Governor and Company of the Bank of Ireland (the “Bank”)
2.             Reason for the notification (please tick the appropriate box or boxes):

[X]         an acquisition or disposal of voting rights

[]         an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[]         an event changing the breakdown of voting rights

3.           Full name of person(s) subject to the notification obligation:

Wilbur L. Ross, Jr
WLR Recovery Fund IV, L.P.

4.           Full name of shareholder(s) (if different from 3.):

WLR Recovery Fund IV, L.P.
WLR IV Parallel ESC, L.P.
WLR Recovery Fund V, L.P.
WLR V Parallel ESC, L.P.
WLR/GS Master Co-Investment, L.P.

5.           Date of the transaction and date on which the threshold is crossed or reached:

9 June 2014

6.           Date on which issuer notified;

11 June 2014

7.           Threshold(s) that is/are crossed or reached:

The voting rights controlled by Wilbur L. Ross, Jr have reduced from 5.543% to NIL due to the disposal of a total of 1,793,818,229 units of ordinary stock of the Bank by the WL Ross Funds (as defined overleaf) and the disposal by Wilbur L. Ross, Jr of 1,000 units of ordinary stock of the Bank registered in his own name. As a result, the voting rights controlled by Wilbur L. Ross, Jr have crossed a notification threshold.

The voting rights controlled by WLR Recovery Fund IV, L.P. (one of the WLR Funds and a “Controlled Undertaking” of Wilbur L. Ross, Jr within the meaning of the Transparency (Directive 2004/109/EC) Regulations 2007)) have reduced from 4.188% to NIL due to the disposal by it of 1,355,338,135 units of ordinary stock of the Bank. As a result, the voting rights controlled by WLR Recovery Fund IV, L.P. have crossed a notification threshold.
8.           Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary stock of €0.05 each (ISIN: IE0030606259)	1,793,819,229	1,793,819,229	NIL	NIL	NIL	n/a	NIL

SUBTOTAL A (based on aggregate voting rights)	1,793,819,229	1,793,819,229	NIL	NIL		NIL

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Nil	Nil	Nil	Nil	Nil

		SUBTOTAL B (in relation to all expiration dates)	Nil	Nil

Total (A+B)	number of voting rights	% of voting rights
	NIL	NIL

9.           Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The Ordinary Stock in the Bank is held by 5 funds: WLR Recovery Fund IV, L.P. ("Fund IV"), WLR Recovery Fund V, L.P. ("Fund V"), WLR/GS Master Co- Investment L.P. (the "Co-Invest Fund"), WLR IV Parallel ESC, L.P. and WLR V Parallel ESC, L.P. (the "Parallel Funds") (together the "WL Ross Funds") which are "controlled undertakings" of Wilbur L. Ross, Jr. within the meaning of the Transparency (Directive 2004/109/EC) Regulations 2007 based on the following chain of ownership:

Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, which is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC ("Fund IV GP"), WLR Recovery Associates V LLC ("Fund V GP") and WLR Master Co-Investment GP, LLC ("Co-Invest Fund GP"). Fund IV GP is the general partner of Fund IV, Fund V GP is the general partner of Fund V and Co-Invest Fund GP is the general partner of the Co-Invest Fund. Invesco Private Capital, Inc. (of which Wilbur L. Ross, Jr. is the Chairman, President and Chief Executive Officer) is the managing member of INVESCO WLR IV Associates LLC ("Parallel Fund GP"), which in turn is the general partner of the Parallel Funds.

Fund IV GP and Parallel Fund GP have entered into a Parallel Investment Agreement pursuant to which Fund IV GP has been appointed as representative and attorney-in-fact of the Parallel Fund to, among other things, exercise all rights, powers, privileges with respect to the Ordinary Stock in the Bank and to take whatever action, including voting shares of Ordinary Stock in the Bank, as the Fund IV GP in its discretion deems fit.

10.           In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].

                    N/A

11.           Additional information:

Done at Dublin on 11 June 2014
Contact: Helen Nolan, Group Secretary
Telephone: +353 (0) 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 11 June 2014